# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stark Focus Group, Inc., CIK 0001794942
CUSIP: 85535Y100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 570 Lexington Avenue, 40th Fl, New York, New York (NY), 10022
Date of event which requires filing of this statement: 06/25/2026
Filed by CIK 0002151498
Persons authorized to receive notices and communications: John C. Lipman, c/o Lucid Capital Markets, 570 Lexington Avenue, 40th Fl, New York, New York (NY), 10022, (646) 348-9369

## Reporting persons
- MJG Polo LLC (CIK 0002151498): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,300,000; sole dispositive power 0; shared dispositive power 8,300,000; aggregate amount beneficially owned 8,300,000 (45.23% of the class)
  Comment: (1) Based on 18,348,330 shares of Issuer's common stock outstanding as of August 13, 2026, as communicated to the Reporting Persons by the Issuer on that date.
- John C. Lipman (CIK 0001383194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,300,000; sole dispositive power 0; shared dispositive power 8,300,000; aggregate amount beneficially owned 8,300,000 (45.23% of the class)
- Rosenberg David I. (CIK 0001842508): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 8,300,000; sole dispositive power 0; shared dispositive power 8,300,000; aggregate amount beneficially owned 8,300,000 (45.23% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Stark Focus Group, Inc.
Address of issuer's principal executive offices: 570 Lexington Avenue, 40th Fl, New York, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: (i) MJG Polo LLC, a Delaware limited liability company ("MJG"), (ii) John C. Lipman, a manager of MJG and (iii) David I. Rosenberg, also a manager of MJG. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal place of business for each of the Reporting Persons is: c/o Lucid Capital Markets, 570 Lexington Avenue, 40th Fl, New York, NY 10022.
Present principal occupation or employment: MJG's principal business is to hold the investment of Mr. Lipman, Mr. Rosenberg, and others in the Issuer. Mr. Lipman and Mr. Rosenberg serve as the managers of MJG. Mr. Lipman also serves as the Chief Executive Officer and a director of the Issuer. Mr. Rosenberg also serves as a director and chairman of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship:
Entities: MJG Polo LLC - Delaware limited liability company
Individuals:
John C. Lipman -- USA
David I. Rosenberg - USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of each Reporting Person is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the transaction is to allow the Reporting Persons to control the Issuer in order to change the line of business of the Issuer, such that it will develop, own, and operate data centers globally to support artificial intelligence infrastructure and related computing needs. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, without limitation: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities held, in the open market or in privately negotiated transactions. Additionally, Mr. Lipman (in his capacity as the Chief Executive Officer and a director of the Issuer) and Mr. Rosenberg (in his capacity as the director and chairman of the board of directors of the Issuer) may engage in discussions with management, the Issuer's board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including, without limitation: a merger or reorganization; security offerings by the Issuer; sales or acquisitions of assets or businesses; changes in the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Issuer's board of directors.

In consideration of such matters, the Reporting Persons may engage and retain consultants and/or advisors, and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that related to, or would result in, any of the matters listed in Item 4(a)-(j) of Schedule 13D; however, depending on the factors discussed above, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based on 18,348,330 shares of Issuer's common stock outstanding as of August 13, 2026, as communicated to the Reporting Persons by the Issuer on that date.
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the beneficial owners of any securities of the Issuer that it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the shares of Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Items 4 and 6, incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2 Stock Purchase Agreement, between and among MJG Polo LLC, as Buyer, Compass North Holdings Limited, as Seller, and Stark Focus Group Inc., dated as of June 9, 2026 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Commission on July 1, 2026).

## Signatures
- MJG Polo LLC: /s/ John C. Lipman, John C. Lipman / Manager (11/05/2026)
- John C. Lipman: /s/ John C. Lipman, John C. Lipman (11/05/2026)
- Rosenberg David I.: /s/ David I. Rosenberg, David I. Rosenberg (11/05/2026)